VIA EDGAR

December 1, 2017

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Jim Rosenberg

Division of Corporation Finance

Office of Healthcare and Insurance

Re:	The Navigators Group, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 17, 2017

File No. 000-15886

Dear Mr. Rosenberg:

This letter is in response to the Division of Corporation Finance’s comment letter dated November 17, 2017, in which you requested additional information based on your review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 10-K”). For ease of reference, the comment included in your letter is repeated below in italicized type, and our response immediately follows the comment.

Notes to Consolidated Financial Statements

Note 5. Reserves for Losses and LAE

Supplemental Tables Related to Short Duration Contracts, page F-24

Please provide us an analysis of each of the business divisions (i.e. excess casualty, primary casualty, environmental and other P&C) within your U.S. Insurance – U.S. P&C operating segment to help us evaluate whether further disaggregation of the incurred and paid claims tables on page F-26 for this operating segment is necessary. We are concerned that the information for this operating segment in the tables is obscured by the aggregation of items with significantly different characteristics. Refer to ASC 944-40-50-4H. In your analysis, compare and contrast the characteristics of the business divisions as well as comparing and contrasting the characteristics of products within each division. In various places in your filing, you refer to short tail and long tail classes of business. To further help us with our evaluation, please provide us tables that aggregate the short tail classes of business separately from your long tail classes of business for your U.S. Insurance – U.S. P&C operating segment.

Response:

Guidance

ASC 944-40-50-4H requires aggregation or disaggregation of the disclosures outlined in paragraphs 944-40-50-4B through 50-4G and 944-40-50-5, which includes the incurred and paid tables, in a manner that allows the users to understand the amount, timing and uncertainty of cash flows arising from the liability for unpaid claims and claims adjustment expenses. The guidance goes on to state that an insurance entity should aggregate or disaggregate so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have significantly different characteristics.

Paragraph 944-40-55-9B explains that when selecting the type of category to use for aggregating or disaggregating disclosures, an insurance entity should consider how information about the entity’s liability for unpaid claims and claims adjustment expenses has been presented for other purposes, including:

a.	Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, statutory filings, or investor presentations);
b.	Information regularly viewed by the chief operating decision maker for evaluating financial performance; and
c.

Other information that is similar to the types of information identified in (a) and (b) and that is used by the insurance entity or users of the insurance entity’s financial statements to evaluate the insurance entity’s financial performance or make resource allocation decisions.

Paragraph 944-40-55-9C provides examples of categories that might be appropriate including:

a.	Type of coverage (for example, major product line);
b.	Geography (for example, country or region);
c.	Reportable segment as defined in Topic 280 on segment reporting;
d.	Market or type of customer (for example, personal or commercial lines of business); and
e.	Claim duration (for example, claims that have short settlement periods or claims that have long settlement periods).

When applying the guidance, an insurance entity should not aggregate amounts from different reportable segments.

We applied the above guidance when analyzing and preparing our disclosures for the 2016 10-K.

Analysis

When drafting the 2016 10-K, the Company held extensive internal discussions specifically to determine the most meaningful aggregation or disaggregation of our business appropriate for the short-duration contract disclosures.  We concluded that the presentation in Note 5 of the 2016 10-K, including the U.S. Insurance P&C operating segment, would provide an appropriate level of information that would be meaningful to the users of the financial statements to better understand the amount, timing, and uncertainty of cash flows arising from our liability for unpaid claims and claims adjustment expenses.

Specifically, the U.S. Insurance P&C operating segment is comprised of our excess casualty, primary casualty, environmental and other P&C divisions. Details as regards each of these divisions are as follows:

Primary Casualty business is comprised of General Liability coverage, which is long tail in nature, provided principally through wholesale insurance brokers for specialty risks, a large segment of which is construction related risks.  The Company has retained net limits on Primary Casualty of up to $2 Million on each account.

Excess Casualty business is comprised of General Liability coverage, which is long tail in nature, provided principally through wholesale insurance brokers for specialty risks, a large segment of which is construction related risks.  The Company retains $7 Million or less on seventy five percent of the accounts, with a maximum net retention of $10 Million per account.

Environmental business is principally comprised of General Liability and Professional Liability coverages, which are long tail in nature, provided to businesses with environmental exposures (such as contractors, engineers and manufacturers) provided principally through wholesale insurance brokers.  The Company retains up to $5 Million on each account.

Other P&C business is comprised of a variety of the Company’s lower volume Active and Runoff products, including Excess and Surplus Property, Commercial Auto and Surety, which are long tail and short tail in nature, in the Active line.

While each division within our U.S. Insurance P&C operating segment is distinct, only one has sufficient volume to provide material information regarding the behavior of unpaid claims on its own.  The chart below shows a comparison of open claims from the divisions within the U.S. Insurance P&C operating segment as of year-end 2016.

Count of Open Claims	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Total

Total	575	364	260	364	472	553	589	808	1,202	1,467	6,654
Primary Casualty	561	330	234	316	412	468	432	631	836	884	5,104	77%
Excess Casualty	6	11	11	17	25	53	86	86	97	77	469	7%
Environmental	0	0	0	1	12	15	21	30	60	78	217	3%
Other - Active	0	0	0	3	3	3	20	32	206	427	694	10%
- Runoff	8	23	15	27	20	14	30	29	3	1	170	3%

As such, the data underlying the outstanding reserves is dominated by the Primary Casualty division. Applying the commonly used actuarial standard for full data credibility, which requires a minimum of 1,082 claims1, only the Primary Casualty division exceeds the standard and will produce consistent and indicative data to assist the user to better understand the liability. Even if the number of open claims for the remaining divisions were to meet such minimum standard noted above, that alone would not necessarily require further disaggregation of the data as it would still need to prove meaningful.   Nonetheless, the number of open claims for the remaining divisions fall well below such standard and would not be meaningful on their own. Additionally, the inclusion of this data both individually and in the aggregate within the total operating segment tables would not impact the usefulness or meaningfulness of the data for users of the financial statements, including the identification of material trends.

An excellent example of the reason for applying the minimum requirements for full data credibility can be seen in the disaggregation of our long tail classes of business from our short tail classes of business.  The attached exhibit includes the tables illustrating such disaggregation, which the staff requested. As you can see, the short tailed business makes up an immaterial component of the overall operating segment and does not provide meaningful information to users of the financial statements.

Some of our divisions have the potential to grow and may reach the point where additional disaggregation of the data will be useful and meaningful to the users of the financial statements.  We will continue to monitor the relevance of the data available to assess our determination of the most appropriate level of disaggregation for purposes of the short-duration contract disclosures.

Conclusion

Based on our interpretation of the accounting guidance and our analysis of the underlying characteristics of the divisions and products as provided above, we have concluded that the level of disaggregation for the Company’s net incurred and paid loss and loss expense development tables in the 2016 10-K is appropriate and meets the requirements of ASC 944-40-50-4H, and further disaggregation is not meaningful at this time. The Company will continually monitor our disclosure requirements as our business develops and changes over time. If the facts and circumstances warrant it, further disaggregation will be applied.

[1]	L.H. Longley-Cook, An Introduction To Credibility Theory, Proceedings of the Casualty Actuarial Society 1962, page 194.

We welcome the opportunity to discuss any of the information included herein should you desire. If you have any questions or comments concerning this response letter, please contact the undersigned at (203) 905-6343 (cdefalco@navg.com) or Emily Miner at (203) 905-6369 (eminer@navg.com).

Respectfully submitted,

The Navigators Group, Inc.

By:	/s/ Ciro M. DeFalco
Name:	Ciro M. DeFalco
Title:	Executive Vice President and Chief Financial Officer

Exhibit

	U.S. P&C
	Loss and ALAE, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,										As of December 31, 2016
AY	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Total IBNR	# of Reported Claims
2007	$139,377	$139,570	$140,551	$130,501	$133,050	$128,087	$134,310	$139,870	$145,472	$148,609	$3,753	11,703
2008		158,337	158,336	144,164	140,818	141,332	143,219	147,434	152,416	157,519	3,971	10,818
2009			133,394	135,984	136,700	142,416	149,975	155,156	155,682	159,110	7,717	8,434
2010				101,527	100,529	98,675	104,709	107,602	109,323	112,080	10,106	7,804
2011					86,056	85,238	92,266	95,292	95,958	105,149	15,964	6,346
2012						111,479	96,618	98,060	103,716	111,746	24,895	4,481
2013							141,728	130,314	133,068	141,817	29,961	3,533
2014								193,897	164,364	152,447	76,085	3,356
2015									251,752	224,532	134,029	3,123
2016										274,692	258,449	2,106
									Total	$1,587,701

	U.S. P&C
	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,
AY	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
2007	$7,127	$24,521	$49,616	$72,462	$92,840	$104,841	$114,160	$122,568	$130,279	$136,896
2008		12,178	36,713	58,491	82,028	103,804	115,526	123,945	133,064	146,463
2009			14,619	36,641	59,933	92,033	119,360	132,695	138,227	145,407
2010				12,682	27,542	49,109	69,027	81,262	89,873	94,766
2011					3,925	19,548	35,551	51,868	63,800	75,806
2012						10,013	23,019	33,477	51,980	72,495
2013							7,317	21,500	49,562	85,719
2014								5,272	13,762	45,324
2015									3,641	24,291
2016										7,706
									Total	$834,873
									Net reserves < 2007	16,571
									Total Net reserves	$769,399

	U.S. P&C
	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7	8	9	10
U.S. P&C	5.9%	11.7%	16.2%	18.0%	14.2%	8.6%	4.9%	5.3%	6.8%	4.5%

	U.S. P&C - Long Tailed
	Loss and ALAE, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,										As of December 31, 2016
AY	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Total IBNR	# of Reported Claims
2007	$133,614	$132,093	$131,980	$121,680	$124,364	$119,879	$126,206	$131,761	$137,633	$140,519	$3,717	11,062
2008		143,815	142,779	129,508	125,566	126,786	128,420	132,562	137,883	142,713	4,012	9,886
2009			114,493	117,586	117,559	122,295	125,683	130,819	131,617	134,558	7,781	7,406
2010				82,009	82,995	80,226	82,919	85,951	87,319	89,875	10,198	6,701
2011					79,312	77,687	86,168	89,376	90,163	97,775	15,939	5,304
2012						103,083	88,684	90,615	98,570	106,593	24,716	4,333
2013							137,442	121,477	124,521	132,291	30,152	3,136
2014								189,775	157,251	145,882	76,037	2,972
2015									238,445	213,553	129,919	2,792
2016										257,093	247,963	1,630
									Total	$1,460,852

	U.S. P&C - Long Tailed
	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,
AY	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
2007	$5,277	$20,155	$43,150	$65,067	$84,790	$96,792	$106,105	$114,513	$122,224	$128,841
2008		7,135	27,654	48,134	69,682	90,305	101,600	109,767	118,746	132,136
2009			6,649	25,787	46,204	74,811	96,457	108,471	113,870	121,045
2010				5,961	17,334	34,550	49,832	60,337	68,494	73,010
2011					3,506	14,314	30,004	46,237	58,070	70,059
2012						4,659	17,039	26,830	46,326	66,824
2013							5,951	18,246	45,667	80,200
2014								3,992	11,295	41,952
2015									2,863	22,793
2016										3,107
									Total	$739,967
									Net reserves < 2007	14,851
									Total Net reserves	$735,736

	U.S. P&C - Long Tailed
	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7	8	9	10
U.S. P&C - Long Tailed	3.8%	10.9%	16.5%	18.6%	14.6%	9.3%	5.3%	5.9%	7.4%	4.7%

	U.S. P&C - Short Tailed
	Loss and ALAE, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,										As of December 31, 2016
AY	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Total IBNR	# of Reported Claims
2007	$5,763	$7,478	$8,571	$8,820	$8,685	$8,208	$8,104	$8,108	$7,838	$8,090	$35	641
2008		14,523	15,557	14,656	15,252	14,545	14,799	14,872	14,533	14,806	(41)	932
2009			18,900	18,399	19,141	20,121	24,292	24,337	24,065	24,552	(64)	1,028
2010				19,518	17,534	18,449	21,790	21,651	22,004	22,205	(92)	1,103
2011					6,744	7,551	6,098	5,916	5,795	7,374	26	1,042
2012						8,396	7,934	7,445	5,146	5,153	178	148
2013							4,286	8,837	8,548	9,526	(191)	397
2014								4,122	7,113	6,565	49	384
2015									13,307	10,979	4,110	331
2016										17,599	10,486	476
									Total	$126,849

	U.S. P&C - Short Tailed
	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,
AY	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
2007	$1,850	$4,365	$6,466	$7,394	$8,049	$8,049	$8,055	$8,055	$8,055	$8,055
2008		5,043	9,059	10,356	12,345	13,499	13,925	14,178	14,318	14,327
2009			7,970	10,854	13,729	17,222	22,903	24,223	24,357	24,362
2010				6,720	10,208	14,560	19,195	20,925	21,379	21,756
2011					419	5,234	5,547	5,630	5,731	5,747
2012						5,354	5,981	6,647	5,654	5,671
2013							1,366	3,254	3,895	5,519
2014								1,280	2,467	3,372
2015									777	1,498
2016										4,599
									Total	$94,906
									Net reserves < 2007	1,720
									Total Net reserves	$33,663

	U.S. P&C - Short Tailed
	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7	8	9	10
U.S. P&C- Short Tailed	29.6%	23.1%	13.0%	8.4%	8.1%	2.1%	1.0%	0.3%	0.0%	0.0%